Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092
tel (212) 259-8000
fax (212) 259-6333

March 1, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Illumina, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 17, 2012

File No. 1-35406

Dear Ms. Kim:

On behalf of our client, Illumina, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 27, 2012, to Frederick W. Kanner of Dewey & LeBoeuf LLP with respect to the filing referenced above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule 14A

General

1.	Regarding proposal 3, please revise throughout the proxy statement to clarify that shareholders are being asked to approve an advisory vote on the compensation of the named executives.

The Company has revised the preliminary proxy statement in response to the Staff’s Comment 1.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

NEW YORK | LONDON | WASHINGTON, DC | ABU DHABI | ALBANY | ALMATY | BEIJING | BOSTON | BRUSSELS

CHICAGO | DOHA | DUBAI | FRANKFURT | HONG KONG | HOUSTON | JOHANNESBURG (PTY) LTD. | LOS ANGELES

MADRID | MILAN | MOSCOW | PARIS | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | SILICON VALLEY | WARSAW

March 1, 2012

How is a quorum obtained, and why is a quorum required, page 7

2.	Please revise to clarify the effect of abstentions on the quorum requirement. Refer to Item 1(b) of Schedule 14A.

As discussed during your teleconference with representatives of Dewey & LeBoeuf LLP on February 28, 2012, please see page 7 under the heading “How is a quorum obtained, and why is a quorum required” for the requested disclosure.

Roche’s Offer and Proxy Solicitation, page 11

3.	We note that you refer to the Schedule 14D-9 for a discussion of the background of the tender offer. Please revise to include a background discussion of the contacts between the participants and the issuer during the time leading up to the current proxy solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

In accordance with the Staff’s Comment 3, the Company has revised the disclosure in the preliminary proxy statement under the heading “Roche’s Offer and Proxy Solicitation” beginning on page 11.

Proposal 1 – Election of Directors, page 13

Additional Information, page 13

4.	We note that you reserve the right to vote for unidentified substitute nominees. Please confirm for us that should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

On behalf of the Company, we confirm that should the Company identify or nominate substitute nominees before the annual meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

March 1, 2012

Proposals 4, 5 and 6: Roche’s Board of Directors Expansion Proposals, page 17

5.	We note that Illumina has not nominated any persons to fill the two additional directorships in the event that Proposals 4 and 5 are approved. Please revise the proxy statement and proxy card to disclose that shareholders will be disenfranchised with respect to Roche’s proposal to fill the two newly created directorships.

As discussed during your teleconference with representatives of Dewey & LeBoeuf LLP on February 28, 2012, the Company has revised the preliminary proxy statement to reflect that the Company has received from each of Roche’s nominees a written consent to be named in the Company’s proxy statement and to serve as a director of the Company if elected. Please see page 17.

6.	Please revise to describe what actions Illumina will take if Proposal 4 to increase the number of directors is approved and Proposal 5 to require that newly created directorships be filled only by a stockholder vote is approved, but Proposal 6 to fill the two new directorships, which will require a majority vote, is not approved.

In accordance with the Staff’s Comment 6, the Company has provided additional disclosure on page 17 of the preliminary proxy statement concerning the scenario enumerated in the Staff’s Comment 6.

7.	Please revise to further describe how “Roche’s tactics seek to disadvantage Illumina’s stockholders.” In addition, we note that you state that “Roche’s offer values Illumina at a price below recent trading levels;” please revise to further quantify or describe how the offer price is below recent trading levels.

In accordance with the Staff’s Comment 7, the Company has provided additional disclosure on page 18 of the preliminary proxy statement.

Cost of the Solicitation, page 54

8.	Please disclose the total expenditures to date since you already know that information.

The Company has revised the preliminary proxy statement in response to the Staff’s Comment 8. Please see page 55.

March 1, 2012

9.	We note that proxies may be solicited by mail, personally, by telephone, by facsimile, by e-mail or by other means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

On behalf of the Company, we confirm as correct its understanding of the matters described in the Staff’s Comment 9.

Form of Proxy Card

10.	Please revise the proxy card to disclose that it is a preliminary copy. Refer to Rule 14a-6(e)(1).

The Company has revised the preliminary proxy card in response to the Staff’s Comment 10. Please see the first page of the form of preliminary proxy card.

*        *        *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comment, please call Frederick W. Kanner (tel: 212-259-7300) or Eric Blanchard (tel: 212-259-6016) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Frederick W. Kanner
Frederick W. Kanner

cc:	Illumina, Inc.

Christian G. Cabou